Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

February 28, 2012

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

            Re: Manning & Napier Fund, Inc. (the “Fund”)

    Dividend Focus Series

    (File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on January 6, 2012 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 95 on Form N-1A, filed with the SEC on December 16, 2011. PEA No. 95 was filed for the purpose of introducing a new class of shares, Class S, to the Dividend Focus Series, and to re-designate the existing class as Class I.

1.	Comment: The Series’ investment objective should not include the phrase “Through a passive quantitative investment approach...”, as that is part of the Series’ investment strategy.

Response: The Fund is unaware of any guidance from the SEC or its staff that prohibits a fund from including part of its principal investment strategy into its investment objective. Further, any change to the Fund’s investment objective would require the approval of the Fund’s Board. Accordingly, we have not made the requested change.

2.	Comment: The information in the expense table does not seem to match the information in the Expense Limitation Agreement that was provided as an exhibit to the filing.

Response: The expense limitation for each class of the Series is exclusive of such class’s shareholder services fee. We have revised the footnote to the fee table to make this clearer to investors.

3.	Comment: The fourth paragraph in the section titled “Principal Risks of Investing in the Series” states that changes to the Series’ portfolio will occur only once a year. This should be moved to the strategy section.

Response: The following sentence is included in the section titled “Principal Investment Strategies”: “The Advisor uses a quantitative approach in managing the portfolio, and it rebalances the portfolio annually.” This phrase is meant to inform investors that the Advisor intends to make changes to the Series’ portfolio once a year.

In an effort to more clearly communicate this information to investors, the Series has added the following sentence to the section titled “Principal Investment Strategies”:

Although stocks may be added to or deleted from the Series’ portfolio at any time during the year, the Advisor expects that modifications to the Series’ portfolio will primarily take place once a year during the Advisor’s annual portfolio review and rebalancing.

4.	Comment: The sixth paragraph in the section titled “Principal Risks of Investing in the Series” states that the Series’ investment strategy may involve large allocations to industry sectors. This should be moved to the strategy section.

Response: In response to your comment, the Series has added the following sentence to the section titled “Principal Investment Strategies”:

The Series’ investment strategy may involve allocating large portions of the Series’ portfolio to industry sectors which meet the Advisor’s investment criteria.

5.	Comment: In the SAI, the reference to the Financial Statements should be updated to reflect the most recent financial statements.

Response: Accepted.

6.	Comment: Please provide an auditor’s consent in Part C.

Response: Accepted. The consent has been included in the Rule 485(b) filing.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Chad Eskildsen, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, Inc.